Exhibit 99.2

Ehave Inc. Announces Listing on the OTCQB Under the Trading Symbol EHVVF

Toronto, ON (November 21, 2016) – Ehave, Inc. (OTCQB: EHVVF), a healthcare company dedicated to empowering the mental health community with next-generation digital solutions, today announced that its common stock has been listed for trading on the OTCQB Venture Market in the United States under the symbol EHVVF.

The OTCQB Venture Market is for entrepreneurial and development-stage U.S. and international companies. To be eligible, companies must be current in their financial reporting, pass a minimum bid price test, and undergo an annual company verification and management certification process. The OTCQB quality standards provide a strong baseline of transparency, as well as the technology and regulation to improve the information and trading experience for investors.

About Ehave, Inc.

Ehave is empowering the mental healthcare community with next-generation, data-rich patient management, assessment, and remediation tools. With Ehave Connect, Ehave’s cloud-based software platform, clinicians can make better-informed, individualized treatment decisions across teams and disciplines while keeping patients informed and engaged throughout their mental healthcare journey. Ehave Connect offers a powerful set of core features that integrate seamlessly with a growing selection of tools and applications developed by Ehave and its leading partners. Ehave is launching several digital applications under its MegaTeam brand for the assessment and remediation of ADHD, with pilot studies now underway at the Hospital for Sick Children (SickKids). Ehave is headquartered in Toronto’s Discovery District, a hub of healthcare, innovation, and technology in Toronto, Canada. For more information, visit https://www.ehave.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements: (i) the initiation, timing, progress and results of the Company’s research, manufacturing and other development efforts; (ii) the Company’s ability to advance its products to successfully complete development and commercialization; (iii) the manufacturing, development, commercialization, and market acceptance of the Company’s products; (iv) the lack of sufficient funding to finance the product development and business operations; (v) competitive companies and technologies within the Company’s industry and introduction of competing products; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) loss of key management personnel; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its products and its ability to operate its business without infringing the intellectual property rights of others; (ix) potential failure to comply with applicable health information privacy and security laws and other state and federal privacy and security laws; and (x) the difficulty of predicting actions of the USA FDA and its regulations. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement unless required by law. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is contained under the heading “Risk Factors” in Ehave, Inc.’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (SEC) on September 24, 2015, as amended, which is available on the SEC’s website, http://www.sec.gov

Contact

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (investors)

jdrumm@tiberend.com; (212) 375-2664

Claire LaCagnina (media)

clacagnina@tiberend.com; (212) 375-2686